UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Yatra Online, Inc.

(Name of Issuer)

Ordinary Shares, Par Value $0.0001 Per Share

(Title of Class of Securities)

88104P 104

(CUSIP Number)

December 16, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88104P 104	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Macquarie Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sydney, New South Wales, Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,121,596
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,121,596
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,121,596
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.1%
12	TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. 88104P 104	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Macquarie Corporate Holdings Pty. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sydney, New South Wales, Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 370,814
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 370,814
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 370,814
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 88104P 104	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON MIHI LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,750,782
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,750,782
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,750,782
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.1%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.

(a)	Name of Issuer:

Yatra Online, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1101-03, 11th Floor, Tower-B, Unitech Cyber Park, Sector 39

Gurgaon, Haryana 122002, India

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is jointly filed by Macquarie Group Limited, Macquarie Corporate Holdings Pty. Limited and MIHI LLC (collectively, the “Reporting Persons”).

(b)	Address of Principal Business Office, or if none, Residence:

The principal business address of Macquarie Group Limited is 50 Martin Place Sydney, New South Wales, Australia.

The principal business address of Macquarie Corporate Holdings Pty. Limited is Level 6, 50 Martin Place, Sydney NSW 2000, Australia.

The principal business address of MIHI LLC is 125 West 55th Street, New York, NY 10019.

(c)	Citizenship:

Macquarie Group Limited is an Australian corporation.

Macquarie Corporate Holdings Pty. Limited is a Sydney, New South Wales, Australia corporation.

MIHI LLC is a limited liability company formed in the State of Delaware.

(d)	Title of Class of Securities:

Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”)*

*	Ordinary Shares is the class of securities of the Issuer registered pursuant to the Securities Exchange Act of 1934, as amended. In addition to Ordinary Shares, the Reporting Persons own shares of Class F common stock of Terrapin 3 Acquisition Corporation (the “Terrapin Class F Shares”). The Terrapin Class F shares vote together with the Ordinary Shares. Commencing 11 months after the consummation of the business combination, the Terrapin Class F Shares are convertible into Ordinary Shares on a one-for-one basis. The Reporting Persons also own warrants that are exercisable 30 days after the consummation of the business combination to purchase shares of Class A common stock of Terrapin 3 Acquisition Corporation (the “Terrapin Class A Shares”). Each warrant is exercisable for one half of a share of Terrapin Class A Shares. Currently, the Terrapin Class A Shares are convertible into Ordinary Shares on a one-for-one basis.

(e)	CUSIP Number:

88104P 104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Macquarie Corporate Holdings Pty. Limited owns (i) 324,355 shares of the Issuer’s Ordinary Shares and (ii) warrants to purchase 46,459 shares of the Issuer’s Ordinary Shares, representing an aggregate of 1.0% of the total Ordinary Shares issued and outstanding as of December 16, 2016, based on 37,960,299 outstanding as of December 16, 2016. Macquarie Group Limited is the ultimate indirect parent of Macquarie Corporate Holdings Pty. Limited and may be deemed to beneficially own the Issuer’s securities held thereby.

MIHI LLC owns (i) 2,000,000 shares of the Issuer’s Ordinary Shares, (ii) 1,105,782 shares of Terrapin Class F Shares and (iii) warrants to purchase 2,645,000 shares of the Issuer’s Ordinary Shares, representing an aggregate of 15.1% of the total Ordinary Shares issued and outstanding as of December 16, 2016, based on 37,960,299 outstanding as of December 16, 2016. Macquarie Group Limited is the ultimate indirect parent of MIHI LLC and may be deemed to beneficially own the Issuer’s securities held thereby.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2016

MACQUARIE GROUP LIMITED

By:	/s/ Gus Wong
Attorney-in-Fact

By:	/s/ Paulina Chan
Associate Director

MACQUARIE CORPORATE HOLDINGS PTY. LIMITED

By:	/s/ Dennis Leong
Executive Director

MIHI LLC

By:	/s/ Tobias Bachteler
Vice President

By:	/s/ Jin Chun
Authorized Signatory

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Ordinary Shares, $0.0001 par value per share, of Yatra Online, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of December 27, 2016.

MACQUARIE GROUP LIMITED

By:	/s/ Gus Wong
Attorney-in-Fact

By:	/s/ Paulina Chan
Associate Director

MACQUARIE CORPORATE HOLDINGS PTY. LIMITED

By:	/s/ Dennis Leong
Executive Director

MIHI LLC

By:	/s/ Tobias Bachteler
Vice President

By:	/s/ Jin Chun
Authorized Signatory